SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of
February 2004
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:

EXHIBIT
LIST
Exhibit
Description
Sequential
Page Number
  Salient dates announcement of
  the proposed acquisition by
  Naspers of the M-Net and
  SuperSport linked shares by way
  of Schemes of Arrangement dated
  February 13, 2003

1. INTRODUCTION
Holders of M-Net shares and SuperSport shares, which shares trade as linked shares on the JSE Securities Exchange South Africa ("JSE") and The Nigerian Stock Exchange ("NSE") ("M-Net/SuperSport linked shares") are referred to the announcement released on SENS on 17 December 2003 and in the press on 18 December 2003 ("first announcement"), whereby it was announced that Naspers proposed to offer ("the offer") the holders of M-Net/SuperSport linked shares, other than those held by Naspers, MNH Holdings (1998) (Proprietary) Limited ("MNH98"), MultiChoice Africa (Proprietary) Limited ("MultiChoice") and, subsequent to the first announcement, Johnnic Communications Limited ("the minority shareholders"), the opportunity to swop their M-Net/SuperSport linked shares into Naspers class N ordinary shares ("Naspers shares") ("the share offer") alternatively, to elect to receive cash for their M-Net/SuperSport linked shares ("the cash offer") (collectively "the proposed transaction").

A separate scheme of arrangement in terms of Section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), has been proposed, firstly, in respect of M-Net ("the M-Net scheme") and secondly, in respect of SuperSport ("the SuperSport scheme") (collectively "the schemes"), which schemes will be interconditional

The proposed transaction is subject, inter alia, to the conditions precedent set out in paragraph 5 below ("the conditions precedent").

2. PROPOSED TRANSACTION
2.1 The share offer
The "switch ratio" (i.e. the number of Naspers shares to be issued to the minority shareholders as consideration for their M-Net/SuperSport linked shares) is based on the weighted average price of Naspers shares for the period from 5 January 2004 to 23 January 2004, has finally been determined and equates to 1 Naspers share for every 4,5 M-Net/SuperSport linked shares held by the minority shareholders ("share consideration").
2.2 The cash offer
As announced previously, as an alternative to the share offer, the minority shareholders will be entitled to elect to receive a cash consideration of 850 cents per M-Net/SuperSport linked share ("cash consideration").

The minority shareholders may elect to receive the share consideration and/or the cash consideration. In the event that a minority shareholder does not make a valid election, that minority shareholder will be deemed to have elected the cash consideration. The share consideration and cash consideration are collectively referred to as the "scheme consideration".

3. OPINIONS AND RECOMMENDATIONS
The independent advisers appointed to advise the independent committee of the boards of M-Net and SuperSport ("the independent committee") have considered the terms of the offer and are of the opinion that they are fair and reasonable.

The independent committee has considered the terms of the offer and agrees with the opinion of the independent advisers as set out in the preceding paragraph. On the advice of the independent committee, the directors of M-Net and SuperSport are of the unanimous opinion that the terms and conditions of the offer are fair and reasonable to M-Net and SuperSport shareholders respectively.

The directors of M-Net and the directors of SuperSport are satisfied with the assessment by the independent advisers that the fair value of a M-Net/SuperSport linked share is less than the share consideration or the cash consideration.

Naspers Limited
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
("Naspers")
Electronic Media Network Limited
(Incorporated in the Republic of South Africa)
(Registration number 1985/002853/06)
Share code: MNS ISIN: ZAE000014304
("M-Net")
SuperSport International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1997/004203/06)
Share code: MNS ISIN: ZAE000014304
("SuperSport")
SALIENT DATES ANNOUNCEMENT REGARDING THE PROPOSED ACQUISITION
BY NASPERS OF THE M-NET AND SUPERSPORT LINKED SHARES OTHER THAN
THOSE OWNED DIRECTLY OR INDIRECTLY BY NASPERS AND/OR
JOHNNIC COMMUNICATIONS LIMITED, BY WAY OF SCHEMES OF ARRANGEMENT

4. TERMINATION OF THE M-NET/SUPERSPORT LINKED SHARES' LISTING ON THE JSE AND THE NSE
Application will be made for the termination of the listing of M-Net/SuperSport linked shares on the JSE and the NSE with effect from the commencement of business on Thursday 15 April 2004. Full details of the election, surrender and transfer procedures for M-Net/SuperSport linked shares will be contained in the scheme documentation to be posted to shareholders before the close of business on Monday 16 February 2004.
5. CONDITIONS PRECEDENT
5.1
The M-Net scheme is subject to the fulfilment of various conditions precedent before it becomes operative.The conditions precedent specific to the M-Net scheme are:
- in accordance with the requirements of Section 311 of the Act:
the M-Net scheme being approved, with or without modification, at the M-Net scheme meeting by a majority representing not less than three-fourths of the votes exercisable by M-Net scheme members present and voting either in person or by proxy at the M-Net scheme meeting the Court sanctioning the M-Net scheme, and
a certified copy of the Order of Court sanctioning the M-Net scheme being lodged with, and registered by, the Registrar, and the SuperSport scheme being similarly approved, sanctioned and registered the fulfilment of the conditions precedent to which the SuperSport scheme is subject, other than those: (i) set out above or (ii) which relate to the M-Net scheme.
5.2
The SuperSport scheme is subject to the fulfilment of various conditions precedent before it becomes operative. The conditions precedent specific to the SuperSport scheme are:
in accordance with the requirements of Section 311 of the Act:
the SuperSport scheme being approved, with or without modification, at the SuperSport scheme meeting by a majority representing not less than three-fourths of the votes exercisable by SuperSport scheme members present and voting either in person or by proxy at the SuperSport scheme meeting
the Court sanctioning the SuperSport scheme, and
a certified copy of the Order of Court sanctioning the SuperSport scheme being lodged with, and registered by, the Registrar, and the M-Net scheme being similarly approved, sanctioned and registered the fulfilment of the conditions precedent to which the M-Net scheme is subject, other than those: (i) set out above or (ii) which relate to the SuperSport scheme.
5.3 The remaining conditions precedent which are common to both schemes are:
the granting of a listing by the JSE of the new Naspers shares that form part of the scheme consideration.The JSE has, subject to the fulfilment of all the conditions precedent, granted approval for the listing of the new Naspers shares forming part of the scheme consideration, and the receipt of any other regulatory approvals or consents necessary to implement the schemes being obtained, including but not limited to approvals and consents from the JSE, the NSE, the SRP and the Exchange Control Department of the South African Reserve Bank, either on an unconditional basis or subject to such conditions as the directors of M-Net and/or SuperSport (as the case may be) and Naspers may approve in writing.
6. SALIENT DATES AND TIMES PERTAINING TO THE SCHEMES

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2004
Last day to trade M-Net/SuperSport linked shares on the JSE and the NSE in order to be recorded in the registers of M-Net and SuperSport or in the sub-registers of M-Net and SuperSport administered by Central Securities Depository Participants ("CSDP") administering the relevant sub-registers on the voting record date (see note 1 below)
Monday 23 February
Voting record date of the scheme meetings in order to be able to vote thereat (holders of M-Net/SuperSport linked shares on the voting record date of the scheme meetings are referred to as "scheme members")
Monday 1 March
Last day to lodge forms of proxy for the scheme meetings (by 08:30) (see note 2 below) Tuesday 2 March
M-Net scheme meeting held (at 08:30). SuperSport scheme meeting held immediately after the M-Net scheme meeting
Thursday 4 March
Publish results of M-Net and SuperSport scheme meetings on Securities Exchange News Service
("SENS") (expected date)
Thursday 4 March
Publish results of M-Net and SuperSport scheme meetings in the press (expected date) Friday 5 March
Court hearing to sanction the schemes (at 10:00 or as soon thereafter as Counsel may be heard in the
High Court of South Africa (Witwatersrand Local Division))
Tuesday 16 March
Publish results of Court hearings on SENS Tuesday 16 March
Publish results of Court hearings in the press Wednesday 17 March
Order of Court sanctioning the schemes registered by the Registrar on or about
(if the schemes are sanctioned)
Wednesday 17 March

Final date on which the schemes are expected to become unconditional, which will be announced on SENS Wednesday 17 March
Election period opens Friday 19 March
Posting of a further election, surrender and transfer form Friday 19 March
Listing of, and trading in, the new Naspers shares commences Friday 19 March
Expected last day to trade M-Net/SuperSport linked shares on the JSE and the NSE in order to be recorded in the register of M-Net and SuperSport or in the sub-register of M-Net and SuperSport administered by CSDPs administering the relevant sub-register on the record date of the schemes
Thursday 1 April
Expected date of suspension of the listing of the M-Net/SuperSport linked shares on the JSE and the
NSE at the commencement of business
Friday 2 April
Expected record date of the schemes to determine participation in the schemes (holders of
M-Net/SuperSport linked shares on the record date of the schemes are referred to as "scheme participants")
Thursday 8 April
The election record date on which the election period closes at 12:00 by which time scheme participants must have elected to receive the cash consideration or the share consideration, failing which scheme participants will be deemed to have elected the cash consideration (see note 8 below)
Thursday 8 April
Expected operative date of the schemes from the commencement of business Tuesday 13 April
Expected date from which the scheme consideration will be made available or posted to certificated scheme participants if the election, surrender and transfer form has been timeously received by the transfer secretaries on the record date of the schemes together with the documents of title
or
within five business days of receipt of the election, surrender and transfer form and the relevant documents of title by the transfer secretaries from Friday 19 March 2004
Dematerialised scheme participants will have the scheme consideration credited to their account held at their
CSDP or broker within five business days of their election being received by the transfer secretaries from
STRATE once all the conditions precedent have been fulfilled. Dematerialised scheme participants should instruct their CSDP or broker of their election in the manner and deadline stipulated by their CSDP or broker, as the case may be, and their CSDP or broker will instruct STRATE
Tuesday 13 April
Expected date of termination of M-Net/SuperSport linked shares listing on the JSE and the NSE from the commencement of business
Thursday 15 April
Notes:
1.
Shareholders should note that, as M-Net and SuperSport now trade in the STRATE environment, settlement of trades takes place five business days after such trade. Therefore, members who acquire M-Net/SuperSport linked shares after the last day to trade M-Net/SuperSport linked shares on the JSE and the NSE, being Monday 23 February 2004, in order to be recorded in the registers of M-Net and SuperSport or in the sub-registers of M-Net and SuperSport administered by CSDPs administering relevant sub-registers by the voting record date, being Monday 1 March 2004, will not be eligible to vote at the scheme meetings.
2.
If a form of proxy is not received by the time and date shown above, it may be handed to the chairman of the scheme meetings by no later than 30 minutes before  the relevant scheme meeting is due to commence (or recommence, if adjourned).
3.
Scheme members who hold M-Net/SuperSport linked shares that have been dematerialised, and are registered by the CSDP on the sub-register kept by that CSDP in their own name ("own-name dematerialised shareholders") will be entitled to attend the scheme meetings in person or if they are unable to attend and wish to be represented thereat may complete and return the M-Net form of proxy and SuperSport form of proxy to the transfer secretaries in accordance with the time specified on those proxy forms.
4.
A beneficial owner of M-Net/SuperSport linked shares should timeously inform his nominee or, if applicable, his CSDP or broker of his intention to attend and vote at the scheme meetings or to be represented by proxy thereat in order for his nominee or, if applicable, his CSDP or broker to issue him with the necessary authorisation to do so, or should provide his nominee or, if applicable, his CSDP or broker timeously with his voting instruction should he not wish to attend the scheme meetings in person in order for his nominee to vote in accordance with his instruction at the scheme meetings.
5. No dematerialisation or rematerialisation of M-Net/SuperSport linked shares will take place after Thursday 1 April 2004.
6. The above dates and time are subject to change, subject to agreement by Naspers, M-Net and SuperSport. Any change shall be advised to shareholders by notification on SENS and in the press.
7. All times indicated above are South African times.
8.
Dematerialised scheme participants are required to notify their duly appointed CSDP or broker of their election in the manner and by the deadline stipulated by their CSDP or broker. Certificated scheme participants are required to complete the election, surrender and transfer form to be included in the circular to be posted to shareholders before the close of business on Monday 16 February 2004, or the further form to be posted to scheme participants on commencement of the election period, to be received by the transfer secretaries by the record date of the schemes.
7. DOCUMENTATION RELATING TO THE SCHEMES AND COSTS OF THE PROPOSED TRANSACTION
The documentation relating to the schemes will be posted to the minority shareholders registered at the close of business on Friday 6 February 2004 before the close of business on Monday 16 February 2004.The minority shareholders are also referred to the notice of scheme meetings, published simultaneously with this announcement.

The total costs (excluding VAT) relating to the proposed transaction, amounts to R7 401 343.This amount includes the fees paid to the JSE and SRP for inspecting the circular, the listing application fee for the Naspers shares, the printing and postage costs, the tax payable relating to the proposed transaction and the fees payable to the merchant bank, independent advisers, attorneys and reporting accountants.

Cape Town
13 February 2004

Investec
Bank Limited

sasfin

andisa

SCMB
Standard Corporate and Merchant Bank

read hope phillips
ATTORNEYS

SCMB
Standard Corporate and Merchant Bank

PRICEWATERHOUSECOOPERS

Merchant bank and
transactional sponsor
Investec Bank Limited
(Registration number 1969/004763/06)
Independent advisers to M-Net and SuperSport
Sponsors to M-Net
and SuperSport
C O R P O R A T E F I N A N C E
A Division of Sasfin Bank Limited
Attorney to the transaction
Attorneys to Naspers
JAN S. DE VILLIERS
A T T O R N E Y S
J
S
Reporting accountants and auditors
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)
Corporate adviser Africa
(A division of The Standard Bank
of South Africa Limited)
(Registration number 1962/000738/06)
Attorneys
WWB
WEBBER WENTZEL BOWENS
(A division of The Standard Bank
of South Africa Limited)
(Registration number 1962/000738/06)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date:
February 13
,
2004  by
By:    /s/ Stephan J. Z. Pacak

Name: Stephan J. Z. Pacak
Title: Director